14911 Quorum Drive
Suite 600
Dallas, Texas 75254

February 1, 2007 Dear Fellow Shareholders,

     On January 18, 2007, BMCA Acquisition Sub Inc. (the “Offeror”), an affiliate of Building Materials Corporation of America (“BMCA”), commenced an unsolicited tender offer to acquire all of ElkCorp’s outstanding shares of common stock for $42.00 per Share in cash, subject to numerous conditions, and on January 23, 2007, the Offeror announced that it would be raising the price offered for each outstanding share of common stock to $43.50 in cash (the “BMCA Tender Offer”). The terms and conditions of the BMCA Tender Offer were filed by BMCA on Schedule TO with the Securities and Exchange Commission on January 18, 2007, as amended on January 23, 2007 and January 30, 2007. You may have already received soliciting materials from BMCA.

     Enclosed with this letter is ElkCorp’s Solicitation/Recommendation Statement on Schedule 14D-9 filed today with the Securities and Exchange Commission. This recommendation relates to the BMCA Tender Offer in its current form. The Board has received an irrevocable, binding offer from BMCA providing for a tender offer the terms of which are more beneficial to our shareholders than the terms of the Tender Offer in its current form (the “BMCA Irrevocable Offer”). The Board has not yet accepted the BMCA Irrevocable Offer, and this letter and the enclosed documents do not address the BMCA Irrevocable Offer. The enclosed documents do not relate to the BMCA Irrevocable Offer.  If the Company accepts the BMCA Irrevocable Offer, the Board will make a revised recommendation to shareholders.

     In connection with the BMCA Irrevocable Offer, ElkCorp notified Carlyle on January 29, 2007, of ElkCorp’s intent to terminate the Carlyle merger agreement. If ElkCorp accepts the BMCA Irrevocable Offer and enters into the proposed merger agreement with the Offeror, and the Tender Offer is amended to include the agreed-upon terms, the Board will make a revised recommendation with respect to such amended offer.

Very truly yours,

/s/ Thomas D. Karol
Thomas D. Karol
Chairman of the Board and
Chief Executive Officer

     Additional Information and Where to Find It. In connection with the tender offer by an affiliate of BMCA announced on January 18, 2007, as amended on January 23, 2007 and January 30, 2007, ElkCorp has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) and, if ElkCorp terminates its merger agreement with Carlyle and enters into a merger agreement with BMCA, ElkCorp expects to file amendments to the Schedule 14D-9. In connection with the Carlyle tender offer, ElkCorp has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. In connection with the proposed merger with affiliates of The Carlyle Group, ElkCorp expects to file a proxy statement with the SEC, if required by law. Investors and security holders are strongly advised to read these documents (when they become available in the case of those not yet available) because they contain or will contain important information about the tender offers and the proposed mergers. Free copies of materials filed by ElkCorp are available at the SEC’s web site at www.sec.gov, or at the ElkCorp web site at www.elkcorp.com, and will also be available, without charge, by directing requests to ElkCorp, Investor Relations, 14911 Quorum Drive, Suite 600, Dallas, Texas 75254-1491, telephone (972) 851-0472. ElkCorp and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of tenders or proxies from its shareholders. Information concerning the interests of ElkCorp’s participants in the solicitation is set forth in ElkCorp's proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in proxy statements relating to any merger, if one is required to be filed, and in the solicitation/recommendation statements on Schedule 14D-9 when they become available.